Exhibit 19.1

TABLE OF CONTENTS

Insider Trading and Transactions in Company Securities Standard		1
1.	Introduction	1
2.	Compliance	1
3.	Objectives	3
4.	Individual Responsibility	3
5.	Statement of Standard	3
6.	Definition of Material Nonpublic Information	4
7.	When Information is Considered Public	5
8.	Transactions under Company Plans	6
9.	Transactions in Mutual Funds and Gifts	7
10.	Special and Prohibited Transactions	8
10.1	Short Sales	8
10.2	Publicly Traded Options	8
10.3	Hedging Transactions	8
10.4	Short-Term Trades	9
10.5	Margin Accounts and Pledged Securities	9
10.6	Standing and Limit Orders	9
11.	Additional Procedures	10
11.1	Pre-Clearance Procedures	10
11.2	Quarterly Trading Restrictions and the Blackout Period	11
11.3	Event-Specific Trading Restriction Periods	12
11.4	ESP Blackout Periods	12
11.5	Exceptions	13
12.	Programmatic Trading Plans	13
13.	Post-Termination Transactions	13
14.	Compliance Officer; Company Assistance	13
15.	Posting the Standard	14
16.	Reporting; No Retaliation	14
17.	Review/Revision History	15

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INSIDER TRADING AND TRANSACTIONS IN COMPANY
SECURITIES STANDARD

1. Introduction
a) IDACORP, Inc., and its subsidiaries (collectively, the company) are committed to compliance with federal, state, and foreign securities laws and require their directors and employees comply with such laws.
b) This Insider Trading and Transactions in Company Securities Standard provides requirements with respect to transactions in certain securities of the company and the companies with which the company does business. The company has adopted this standard to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about an entity from doing any of the following:
(1) Trading in securities of that entity
(2) Providing material nonpublic information to other persons who may trade on the basis of that information
(3) Assisting someone who is engaged in either of those activities
c) The company depends on the conduct and diligence of its directors and employees in both their professional and personal capacities to ensure full compliance with this standard and applicable securities laws. In addition to promoting compliance with laws, this standard is intended to preserve the reputation and integrity of the company and of all persons affiliated with the company.
d) This standard is authorized by the Corporate Governance Compliance Policy.
2. Compliance
a) This standard applies to transactions in the company’s debt and equity securities (collectively referred to in this standard as company securities), including the company’s common stock, restricted stock units (RSU), options to purchase common stock, or any other type of securities the company may issue, including, but not limited to, preferred stock, notes, or bonds, and derivative securities not issued by the company but that relate to the company’s securities, such as exchange-traded put or call options or swaps relating to the company’s securities.
b) This standard applies to all officers and employees of the company and all members of the company’s board of directors.
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c) Contract workers or consultants who have access to material nonpublic information relating to the company or obtained in connection with their engagement with the company are also subject to this standard.
d) This standard also applies to family members (including a spouse, a child, a child temporarily away from home for educational purposes, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws) who reside with a person covered by subsection (b) or (c) of Section 2 (Compliance), anyone else who lives in the household, and any family members who do not live in the household but whose transactions in company securities are directed by a person subject to this standard or are subject to material influence or control by a person subject to this standard, such as parents or children who consult with a person subject to this standard before they trade in company securities (collectively referred to as family members). Family members should treat all transactions in company securities for the purposes of this standard and applicable securities laws as if the transactions were for the account of a director, officer, or employee, as applicable, of the company. This standard does not, however, apply to personal securities transactions of family members in which the purchase or sale decision is made by a third party not controlled by, influenced by, or related to a person subject to this standard or such person’s family members.
e) This standard applies to any entity a person covered by subsection (b), (c), or (d) of Section 2 (Compliance) materially influences or controls, including any corporations, limited liability companies (LLC), partnerships, or trusts (collectively referred to as controlled entities), and transactions by these controlled entities should be treated, for the purposes of this standard and applicable securities laws, as if they were for such person’s own account.
f) Unless otherwise specifically stated, the provisions of this standard apply to all of the persons and entities referred to in subsections (b), (c), (d), and (e) of Section 2 (Compliance). Some provisions of this standard apply only to a subset of the foregoing persons and entities, where specifically stated.
g) The purchase or sale of securities while aware of material nonpublic information, or certain forms of disclosure of material nonpublic information to others who then trade in the company’s securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (SEC), United States attorneys, and state enforcement authorities. In the past, relatively small trades have resulted in SEC investigations and lawsuits. Punishment for insider trading violations is severe and could include significant fines and imprisonment.
h) An individual’s failure to comply with this standard may also subject the individual to company-imposed discipline, including termination of employment, whether or not the employee’s failure to comply results in a violation of law.
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3. Objectives
a) The objective of this standard is to provide guidance for compliance with certain insider trading and securities transaction restrictions established by the SEC and applicable federal, state, and foreign laws. This standard may impose trading restrictions that are more restrictive than those established by the SEC and other applicable federal, state, and foreign laws; accordingly, a violation of this standard does not necessarily entail a violation of such laws.
4. Individual Responsibility
a) Persons subject to this standard have ethical and legal obligations to maintain the confidentiality of information about the company and to not engage in transactions in company securities while in possession of material nonpublic information. Each individual is responsible for making sure he/she complies with this standard and that any family members or controlled entities whose transactions are subject to this standard also comply with this standard. In all cases, the responsibility for compliance with this standard rests with that individual, and any action on the part of the company, the designated oversight officer for this standard, or any other employee or director pursuant to this standard (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Insider trading laws apply to the individual trader, regardless of whether the company provides assistance with any SEC filings associated with the trade, whether the company has pre-cleared a transaction, or whether the company is involved in any aspect of the trading process or transaction in securities.
5. Statement of Standard
a) It is the policy of the company that no person designated by this standard or by the designated oversight officer as subject to this standard who is aware of material nonpublic information relating to the company perform the following, either directly or indirectly, through family members, controlled entities, or other persons or entities:
(1) Engage in transactions in company securities, except as otherwise specified in this standard under Section 8 (Transactions under Company Plans), Section 9 (Transactions in Mutual Funds and Gifts), and Section 12 (Programmatic Trading Plans)
(2) Recommend the purchase or sale of any company securities
(3) Disclose material nonpublic information to persons outside of the company, including, but not limited to, family, friends, business associates, investors, and expert consulting or expert network firms, unless any such disclosure is made
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in accordance with the company’s policies regarding the protection or authorized external disclosure of information regarding the company
(4) Assist anyone engaged in the above activities
b) In addition, it is the policy of the company that no person designated as subject to this standard who, directly or indirectly through the course of performance of work for the company by such person or such person’s family member, learns of material nonpublic information about a company with which the company does business, including a customer or supplier of the company, may trade in that company’s securities until the information becomes public or is no longer material.
c) There are no exceptions to this standard, except as specifically noted in this standard. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) or small transactions are not exceptions from this standard. The securities laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the company’s reputation for adhering to the highest standards of ethical and lawful conduct.
d) This standard and its prohibition on certain transactions apply not only to transactions that may result in potential monetary gains, but also to transactions that may result in the avoidance of a potential monetary loss.
6. Definition of Material Nonpublic Information
a) Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, and it is a facts-and-circumstances inquiry, some examples of information that ordinarily would be regarded as material are as follows:
(1) Projections of future earnings or losses or other earnings guidance
(2) Changes to previously announced earnings guidance
(3) A pending or proposed merger, acquisition, or tender offer
(4) A pending or proposed acquisition or disposition of a significant asset
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(5) A pending or proposed significant joint venture
(6) A company restructuring
(7) A significant regulatory order applicable to the company
(8) A change in dividend policy, the declaration of a stock split, or an offering of additional securities
(9) Bank borrowings or other financing transactions out of the ordinary course of business
(10) The establishment of a repurchase program for company securities
(11) A change in executive management or directors
(12) The discovery of a significant error in the company’s financial statements or notification the auditor’s reports may no longer be relied on
(13) A pending or threatened significant litigation or significant government investigation or the resolution of such litigation or investigation
(14) The existence of severe liquidity concerns or conditions
(15) An event that may result in the creation of a significant reserve or write-off or other significant adjustments to or entries on the financial statements
(16) The gain or loss of a significant customer or a substantial change in the amount of energy purchased by a large customer
(17) Changes in debt ratings of the company
(18) Significant cybersecurity incidents
b) The above list is only illustrative; many other types of information may be considered material depending on the circumstances, and some of the items listed above may in some circumstances not be material. The materiality of particular information is subject to assessment on a regular basis.
7. When Information is Considered Public
a) Information that has not been disclosed to the public is generally considered nonpublic information. To establish the information has been disclosed to the public, it is necessary to demonstrate the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a national newswire service (such as Business Wire),
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published in a widely available national newspaper or news website, or filed with the SEC and available on the SEC’s website. While the SEC has stated disclosure on a company’s website may, in certain circumstances, constitute adequate public disclosure, it is the company’s policy that publication on the company’s website is generally insufficient, absent direction to the contrary from the designated oversight officer for this standard, to satisfy the information dissemination requirement of this standard. Also, information would likely not be considered widely disseminated if it is available only to the company’s employees or if it is only available to a select group of analysts, brokers, or institutional investors. Information submitted to a state public utility commission or federal regulatory, even if publicly available on the commission’s or regulator’s website, is also insufficient, absent direction to the contrary from the designated oversight officer for this standard or as directed in an SEC filing, to satisfy the information dissemination requirement of this standard.
b) After information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until two full New York Stock Exchange (NYSE) trading sessions have passed following the time the information is first disseminated to the public. For example, if the company announces financial earnings before trading begins on a Tuesday, the first time an insider may buy or sell company securities is the opening of the market on Thursday (assuming the person is not aware of other material nonpublic information at that time). However, if the company announces earnings after trading begins on that Tuesday, the first time the insider may buy or sell company securities is the opening of the market on Friday. Depending on the particular circumstances, the company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.
8. Transactions under Company Plans
a) This standard does not apply in the case of the following transactions, except as specifically noted:
(1) This standard does not apply to the exercise of a tax withholding right pursuant to which a person has elected to have the company withhold shares subject to an option to satisfy tax withholding requirements. This standard does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
(2) This standard does not apply to the vesting of restricted stock or RSUs or the exercise of a tax withholding right pursuant to which a person elects to have the company withhold shares of stock to satisfy tax withholding requirements
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upon the vesting of any restricted stock or RSUs. This standard does apply, however, to any market sale of restricted stock or stock received upon vesting of RSUs.
(3) This standard does not apply to purchases of company securities in the company’s Employee Savings Plan (ESP) (the 401(k) plan) resulting from periodic contributions of money to the plan pursuant to an established payroll deduction election. This standard does apply, however, to the following elections made under the ESP:
(a) An election to increase or decrease the percentage of periodic contributions that will be allocated to the company stock fund
(b) An election to make an intra-plan transfer of an existing account balance into or out of the company stock fund
(c) An election to rebalance an ESP portfolio containing company securities, if the rebalancing election would result in a greater or lesser number of company securities being purchased or sold in the ESP compared with the number of company securities that would be purchased or sold in the ESP pursuant to the prior election
(d) An election to borrow money against an ESP account if the loan will result in a liquidation of some or all of a company stock fund balance
(e) An election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the company stock fund
(4) This standard does not apply to purchases of company securities under the company’s dividend reinvestment plan resulting from the reinvestment of dividends paid on company securities. This standard does apply, however, to voluntary purchases of company securities resulting from additional contributions elected to be made to the dividend reinvestment plan and to the election to participate in the plan or increase or decrease the level of participation in the plan. This standard also applies to the sale of any company securities purchased pursuant to the dividend reinvestment plan.
9. Transactions in Mutual Funds and Gifts
a) Bona fide gifts are not transactions subject to this standard unless the person making the gift has reason to believe the recipient intends to sell the company securities while the person making the gift is aware of material nonpublic information or is otherwise not permitted to engage in a transaction in company securities pursuant to any provision of this standard. Section 16 officers and directors must inform the designated oversight officer or the Corporate Secretary of
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any gift of company securities immediately to ensure the gift is reported to the SEC within two business days as required.
b) Further, transactions in mutual funds invested in company securities are not transactions subject to this standard, provided company securities represent less than five percent of the aggregate market value of the holdings of the mutual fund on the date of the transaction.
10. Special and Prohibited Transactions
a) The company has determined there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this standard engage in certain types of transactions. Accordingly, the transactions described in this Section 10 are prohibited, discouraged, or require pre-approval of the designated oversight officer, to the extent stated in this Section 10.
10.1 Short Sales
a) Short sales of company securities (i.e., the sale of a security the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value and therefore have the potential to signal to the market that the seller lacks confidence in the company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the company’s performance. In addition, Section 16(c) of the Securities Exchange Act of 1934 (Exchange Act) prohibits officers and directors from engaging in short sales. For these reasons, short sales of company securities by directors and all officers and senior managers of the company and their family members and controlled entities are prohibited.
10.2 Publicly Traded Options
a) Given the relatively short term of publicly traded options, transactions in options may create the appearance that a director or officer is trading based on material nonpublic information and focus a director’s or officer’s attention on short-term performance at the expense of the company’s long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, by directors, officers, and senior managers of the company and their family members and controlled entities are prohibited.
10.3 Hedging Transactions
a) Hedging strategies may allow directors and officers to own company securities technically but without the full benefits and risks of such ownership. Therefore, directors and officers of the company and their family members and
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their controlled entities are not permitted to hedge their ownership of company securities. Hedging strategies include, but are not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, forward sale contracts, and other financial transactions that allow a person to benefit (by realizing a gain or avoiding a loss) from the devaluation of the company’s securities. Hedging strategies also include any transaction for which a director or officer of the company or their family members or controlled entities are prohibited from engaging under the applicable rules and regulations of the SEC or the listing rules of the NYSE. For purposes of clarity, the prohibitions in this section do not apply to the grant or exercise of stock options as part of the company’s incentive or compensation plans.
10.4 Short-Term Trades
a) Any company securities purchased on the open market by a director or officer or their family members or controlled entities who are subject to Section 16(b) of the Exchange Act must be held for a minimum period of six months. The SEC’s shortswing profit rules penalize Section 16 officers and directors who sell any company securities within six months of a purchase by requiring such person to disgorge all profits to the company, whether or not the person had knowledge of any material nonpublic information. Same-day cashless exercises of stock options are not subject to this prohibition, provided there were no previous purchase transactions on the open market within six months of the exercise date.
10.5 Margin Accounts and Pledged Securities
a) Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in company securities, directors, officers, and senior managers of the company and their family members and controlled entities may not hold company securities in a margin account or otherwise pledge company securities as collateral for a loan if there is a material risk that company securities could be sold due to a margin call or foreclosure. For purposes of clarity, the foregoing restriction does not prohibit such persons from holding securities in a margin account, including company securities, so long as there is no material risk that company securities could be sold due to a margin call or foreclosure, whether through non-use of the margin feature of the account or due to the specific exclusion of company securities from the margin feature or pledge.
10.6 Standing and Limit Orders
a) Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing
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of purchases or sales that result from standing instructions to a broker and, as a result, the broker could execute a transaction when a director, officer, or other employee is in possession of material nonpublic information. The company therefore discourages placing standing or limit orders on company securities. If a person subject to this standard determines he/she must use a standing order or limit order, the order should be limited to a short duration and should otherwise comply with the restrictions and procedures outlined in Section 11 (Additional Procedures).
11. Additional Procedures
a) The company has established additional procedures, set forth below, to assist the company in the administration of this standard, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.
11.1 Pre-Clearance Procedures
a) Directors, officers, senior managers, and other employees designated from time-to-time by the designated oversight officer, as well as the family members and controlled entities of such persons, may not engage in any transaction in company securities without first obtaining pre-clearance of the transaction from the designated oversight officer. A request for pre-clearance shall be submitted to the designated oversight officer at least two business days in advance of the proposed transaction or such lesser period as the designated oversight officer shall accept under the circumstances in his/her sole discretion. The designated oversight officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, he/she shall refrain from initiating any transaction in company securities. If a transaction is approved by the designated oversight officer, such approval may be rescinded at any time upon written notice and shall expire after 10 business days.
b) When a request for pre-clearance is made, the requestor should carefully consider whether he/she may be aware of any material nonpublic information about the company and should fully describe those circumstances to the designated oversight officer. If the requestor is subject to Section 16(a) of the Exchange Act, the requestor should also indicate whether he/she has effected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction to the SEC on an appropriate Form 4 or Form 5. Directors and officers should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of or prior to any sale. While the designated oversight officer or his/her designee may assist with the completion of such filings,
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the requestor shall be deemed responsible for the accurate and timely completion and submission of such filings.
c) If the designated oversight officer is not present or available to consider a pre-clearance request, an individual may request pre-clearance from the company’s corporate secretary, who is delegated authority for such decisions by this standard.
11.2 Quarterly Trading Restrictions and the Blackout Period
a) Directors, officers, senior managers, and other employees specified by the designated oversight officer as subject to this restriction, as well as their family members and controlled entities, may not conduct any transactions involving the company’s securities (other than as specified by this standard) during the period beginning 15 calendar days prior to the last calendar day of each fiscal quarter and ending after the completion of two full trading sessions on the NYSE after the time of the public release of the company’s earnings results for that quarter (referred to as the blackout period). In other words, these persons may only conduct transactions in company securities during the window period beginning after the completion of the second full trading session following the public release of the company’s quarterly earnings and ending on the close of the next fiscal quarter.
b) Under certain very limited and exceptional circumstances, a person subject to this restriction may be permitted to trade during a blackout period but only if the designated oversight officer concludes in his/her sole discretion the person does not possess material nonpublic information. Persons wishing to trade during a blackout period must contact the designated oversight officer (or, in his/her absence, the corporate secretary) for approval at least two business days in advance of any proposed transaction involving company securities. The individual effecting the transaction in company securities shall be responsible for compliance with this standard and applicable laws, notwithstanding pre-clearance of the transaction by the designated oversight officer or corporate secretary, or their respective designees.
c) Ordinarily, the persons subject to the blackout period will receive an email, sent at the direction of the designated oversight officer or his/her designee, alerting them of the commencement or completion of a blackout period. However, it is the responsibility of all persons subject to the blackout period restriction to identify and observe the blackout period, regardless of whether they receive an email or other reminder.
d) All directors, officers, and senior managers are subject to the quarterly trading restrictions and blackout periods described in this section of the standard. The company will maintain a list of all other employees subject to the quarterly trading restrictions included in this section of the standard. In general, those employees
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who have, or may reasonably be deemed to have, access to material nonpublic information will be subject to the quarterly trading and blackout period restrictions. This includes, but is not limited to most employees of the Legal, Rates and Regulatory, Strategic Analysis, Corporate Communications, and Finance and Accounting departments. While these employees typically receive an email identifying them as subject to the quarterly trading and blackout period restrictions, it is each employee’s responsibility to confirm whether he/she is subject to the restriction in advance of engaging in a transaction in company securities. Employees may obtain information on the applicability of the blackout period restriction from the designated oversight officer.
11.3 Event-Specific Trading Restriction Periods
a) From time to time, an event may occur that is material to the company and is known by only a few directors, officers, and employees. So long as the event remains material and nonpublic, the persons subject to this standard who are aware of the event or are designated by the designated oversight officer may not engage in transactions in company securities even if not in a blackout period. In addition, the company’s financial results may be sufficiently material in a particular fiscal quarter such that, in the judgment of the designated oversight officer, designated persons should refrain from trading in company securities even sooner than the typical blackout period described previously. In that situation, the designated oversight officer may notify these persons that they should not trade in the company’s securities, with or without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a blackout period will not be announced to the company as a whole and should not be communicated to any other person. Even if the designated oversight officer has not designated an individual as a person who should not trade due to an event-specific restriction, the individual should not trade while aware of material nonpublic information.
11.4 ESP Blackout Periods
a) To the extent required under Regulation BTR, all directors and officers are prohibited from trading in the company's equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the company, during which at least 50% of the plan participants are unable to purchase, sell, or otherwise acquire or transfer an interest in equity securities of the company, due to a temporary suspension of trading by the company or the plan fiduciary. Any exception to the prohibition contained in this Section 11.4(a) must be approved by the designated oversight officer or the corporate secretary. The designated oversight officer or the corporate secretary may give such permission in accordance with rules adopted by the SEC under the Sarbanes–Oxley Act of 2002.
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11.5 Exceptions
a) The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions described in Section 8 (Transactions under Company Plans) and Section 9 (Transactions in Mutual Funds and Gifts). Further, the requirement for pre-clearance, quarterly trading restrictions, and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans described in Section 12 (Programmatic Trading Plans).
12. Programmatic Trading Plans
a) Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. To be eligible to rely on this defense, a person subject to this standard must enter into a Rule 10b5-1 plan for transactions in company securities that meets certain conditions specified in the Rule (referred to as a Rule 10b5-1 Plan) and is acceptable to the designated oversight officer. If the plan meets the requirements of Rule 10b5-1 and is acceptable to the designated oversight officer, company securities may be purchased or sold without regard to certain insider trading restrictions. A Rule 10b5-1 Plan must be entered into when the person entering into the plan is not aware of material nonpublic information. The plan must specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.
b) Any Rule 10b5-1 Plan must be submitted to the designated oversight officer (or, in his/her absence, the corporate secretary) for approval no less than five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to a qualified Rule 10b5-1 Plan will be required.
13. Post-Termination Transactions
a) This standard continues to apply to transactions in company securities even after the director’s, officer’s, or other employee’s termination of service to the company. If an individual is in possession of material nonpublic information when his/her service terminates, that individual may not trade in company securities until that information has become public or is no longer material, other than as described in this standard. Also, certain SEC reporting obligations and short-swing profit liability may continue following termination of service to the company.
14. Compliance Officer; Company Assistance
a) The company’s general counsel is the designated oversight officer for this standard and is responsible for oversight of training, compliance monitoring, and the annual review of this standard. The general counsel may delegate all or any part of his/her
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duties under this standard to one or more officers or employees of the company. By specific delegation, the company’s corporate secretary may at any time take the actions and make the determinations of the oversight officer in sections 11 and 12 of this standard.
b) Any person who has a question about this standard or its application to any proposed transaction may request additional guidance from the designated oversight officer, Julia Hilton, at ext. [***], or the Corporate Secretary, Cheryl Thompson, at ext. [***]. No company assistance, whether originating from the Legal department or otherwise, should be construed as legal advice to an individual, does not create a relationship of lawyer and client between the requestor and the person providing information, and does not insulate an individual from liability under applicable securities laws.
15. Posting the Standard
a) This standard shall be posted on the Spillway. Relevant training materials will be available at such time or times as shall be determined by the designated oversight officer for this standard.
16. Reporting; No Retaliation
a) Any person who believes a violation of this standard has occurred shall report the violation promptly to the company’s general counsel. Those who ask questions or report concerns about compliance with this standard are following a requirement of the company’s Code of Business Conduct. The company will not permit retaliation against any person who, in good faith, reports information about actual or suspected violations of this standard. Discouraging anyone from seeking help or reporting concerns is a violation of the Code of Business Conduct and is grounds for discipline, including termination of employment.
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17. Review/Revision History

Document Updated	Revisions	Approved By
08/24/2012	Standard was adopted; supersedes then-existing policies and standards on insider trading and transactions in company securities as to officers and other employees; delayed implementation for directors until adopted by the corporate governance and nominating committee of the Board of Directors. Version 1.0
06/12/2013	Annual review completed with no changes. Version 2.0	Rex Blackburn
06/24/2014	Annual review completed with no changes. Version 3.0	Rex Blackburn
05/19/2015	Annual review completed, changes reviewed and accepted. Version 4.0	Rex Blackburn
12/27/2016	Annual review completed, changes reviewed and accepted. Version 5.0	Brian Buckham
08/25/2018	Annual review completed with no changes. Version 6.0	Brian Buckham
12/11/2019	Annual review completed with no changes. Version 7.0	Brian Buckham
12/21/2020	Annual review completed, changes reviewed and accepted. Version 8.0	Brian Buckham
07/07/2021	Annual review completed, changes reviewed and accepted. Version 9.0	Brian Buckham
08/30/2022	Annual review completed, changes reviewed and accepted. Version 10.0	Pat Harrington
08/15/2023	Annual review completed with no changes. Version 11.0	Julia Hilton
11/08/2024	Annual review completed, changes reviewed and accepted. Version 12.0	Julia Hilton

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